FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-148157

For the Month of January, 2008

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1.  [Translation in English]

     News Release

     Notice Regarding Revision of Dividend-per-Share Forecast for Fiscal Year Ending March 31, 2008, in connection with Distribution of Commemorative Dividend

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: January 15, 2008	By:	/s/ Toru Hasegawa
Toru Hasegawa
General Manager Shareholder Relations & Legal Dept.

1.[Translation in English]
January 15, 2008
Notice Regarding Revision of Dividend-per-Share Forecast for Fiscal Year Ending March 31, 2008,
in connection with Distribution of Commemorative Dividend
     The Company announces that the Company’s dividend per share forecast for the fiscal year ending March 31, 2008, announced on November 20, 2007, has been revised upwards as set forth below.
1.	Reason for the revision
     The Company has decided to establish Mitsui Sumitomo Insurance Group Holdings, Inc., a holding company, through a sole share transfer, subject to the approval of the shareholders’ meeting and approvals of the competent authorities, thereby strengthening the group’s management structure. The Company anticipates increasing the year-end dividend for the current fiscal year by adding a commemorative dividend of JPY 1 per share to the ordinary dividend of JPY 8 per share, to commemorate the establishment of the holding company and in gratitude for shareholders’ continuous support.
     The amount of the dividend per share forecast for the fiscal year ending March 31, 2008, will, together with the interim dividend, be JPY 16 per share.
2.	Details of the revision

	Interim	Year-end	For fiscal year
Previous forecast (announced November 20, 2007)	¥7.00 per share	¥8.00 per share	¥15.00 per share
Forecast as revised	¥7.00 per share	¥9.00 per share (ordinary dividend ¥8.00 per share; commemorative dividend ¥1.00 per share)	¥16.00 per share (ordinary dividend ¥15.00 per share; commemorative dividend ¥1.00 per share)
Reference: Dividend per share paid for the previous fiscal year	¥6.00 per share	¥8.00 per share	¥14.00 per share
- end -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.